Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

[Street or Mailing Address] [City, State ZIP]

[Date]

[Address]

Dear [Addressee]:

MCI and its merger partner Verizon would like to take this opportunity to thank you for your understanding and support over the last few months. As you may know, we are moving forward with, and are in the process of, obtaining regulatory and shareholder approvals for our transaction. We hope this process can be completed by year end. Until then, customer satisfaction remains our number one priority; so you can be assured that MCI will continue to provide you with the superior products, services, and solutions that you have come to expect.

Working together, we hope to deliver the benefits of a Verizon/MCI merger to you as quickly as possible. Verizon’s extensive local wireline network resources and best-in-class national wireless network combined with MCI’s global network, world-class Enterprise capabilities, and Internet backbone promise to accelerate the delivery of next-generation services while expanding our portfolio to better serve all of our customers’ needs.

After the merger, the company will be financially strong and will continue its commitment to meet large business and government customers’ requirements for reliability and innovation at a fair price. Verizon/MCI plans to invest in our combined infrastructure and in new products and services to better address your mission-critical communications requirements. In fact, we plan to invest $1 billion to $1.5 billion in expense and $2 billion in capital during the first three years after the merger to maintain and upgrade our network and system capabilities.

We truly believe a combined Verizon/MCI will achieve operating efficiencies that will result in enhanced customer satisfaction and an improved customer value proposition. A combined Verizon/MCI will have sufficient cash flow and financial capacity to sustain rapid deployment of wireline and wireless broadband networks and services to provide you with the capabilities you demand to remain competitive in the future.

Both MCI and Verizon are committed to a smooth and seamless transition. We will continue to communicate and keep you informed as we move through our merger process.

On behalf of Verizon and MCI, we assure you that our long-term commitment to you remains steadfast. We look forward to meeting your needs, to creating services of value for you, and to earning your continued business and confidence.

Sincerely,

Michael D. Capellas	Ivan G. Seidenberg
President and Chief Executive Officer	Chairman and Chief Executive Officer
MCI, Inc.	Verizon Communications Inc.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on May 9, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on May 9, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.